Matthew J. Foehr Vice President and Comptroller	Chevron Corporation Comptroller’s Department 6001 Bollinger Canyon Road San Ramon, CA 94583 Tel 925 842 3232 Fax 925 842 2280

April 24, 2014

BY ELECTRONIC TRANSMISSION	[***] Confidential Treatment Requested
by Chevron Corporation 001-00368
Mr. H. Roger Schwall	pursuant to 17.C.F.R. § 200.83
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C.

Re: Chevron Corporation
Form 10-K for Fiscal Year ended December 31, 2013 (“2013 Form 10-K”)
Filed February 21, 2014
File No. 001-00368
Dear Mr. Schwall:

By your letter dated April 11, 2014, the staff of the Division of Corporation Finance provided comments following review of our 2013 Form 10-K. These comments and the company’s responses are set forth below. If you wish to discuss or have any questions related to the information herein, please contact Mr. Al Ziarnik, Assistant Comptroller, by telephone at (925) 842-5031, or by e-mail at apzi@chevron.com.

Chevron requests confidential treatment of the highlighted portions of this letter in accordance with
17 C.F.R. section 200.83.

Form 10-K for the Fiscal Year ended December 31, 2013
General
Comment
We note in your filing references to development of various shale gas properties. While it appears that your only reference to hydraulic fracturing in your filing is on page 23, the page entitled “Responsible Gas Development” on your website (http://www.chevron.com/deliveringenergy/naturalgas/shalegas/ responsibleshalegasdevelopment) suggests that you utilize hydraulic fracturing in a number of locations. Please revise your disclosure to clarify the extent to which you are involved in the process of hydraulic fracturing. In addition, please include risk factor disclosure to address specifically, if material, the regulatory, financial and operational risks associated with hydraulic fracturing, such as underground

Mr. H. Roger Schwall	[***] Confidential Treatment Requested
Securities and Exchange Commission	by Chevron Corporation 001-00368
April 24, 2014	pursuant to 17.C.F.R. § 200.83
Page 2
migration and surface spillage or mishandling of fluids including chemical additives. In the alternative, please tell us why such risks are not material to you.
Response:
Chevron’s response to the Commission’s reference to hydraulic fracturing is limited to activity related to the exploration or development of shale gas properties and tight oil or gas properties. For such properties, the company currently has ongoing hydraulic fracturing activities in the United States, predominantly located in California, New Mexico, Ohio, Texas, Pennsylvania and West Virginia. Activity in the United States in 2013 primarily included exploratory and development projects. Outside the United States, Chevron has ongoing exploratory activity in Argentina, Canada, China, Lithuania, Poland and Romania. The company also holds positions in Bulgaria and Ukraine.
The company believes the 2013 Form 10-K includes the appropriate level of disclosure under SEC rules and regulations. Based on the measures below, the company determined hydraulic fracturing activities were not material to the company’s financial position, results of operations or cash flow in 2013. The primary measures which enabled the company to come to this conclusion were the relative share of capital and exploratory expenditures, reserves and production devoted to or arising from shale and tight oil and gas properties. About [*] percent of the company’s total 2013 capital and exploration spend was devoted to exploration and development of shale and tight properties. At December 31, 2013, total proved reserves related to shale and tight properties were approximately [*] percent of Chevron’s overall proved reserves base. The total production contribution in 2013 was approximately [*] percent.
Qualitatively, the company considers its current environmental risk related to hydraulic fracturing to be low as it is a common practice in the oil and gas industry that has been in use for over 70 years. The company follows technological and safety standards designed to prevent environmental harm arising from the hydraulic fracturing of shale and tight oil or natural gas properties. These standards and processes meet or exceed those recommended by the International Energy Agency, American Petroleum Institute and other national, state or local organizations. Refer also to “Environmental Protection” on page 27 of the 2013 10-K for additional information. The company performs a quarterly review of risk factors, which has included a specific consideration of hydraulic fracturing over the past three years. In each instance it was determined the risks were not different from the company’s other conventional oil and gas operations. The company felt the three risk factors on page 28 of the 2013 Form 10-K, “The company’s operations have inherent risks and hazards that require significant and continuous oversight:…,” “Chevron’s business subjects the company to liability risks from litigation or government action:…” and “Political instability and significant changes in the regulatory environment could harm Chevron’s business:…,” covered the potential risks of hydraulic fracturing. Therefore, no specific discussion of risks associated with hydraulic fracturing in shale and tight properties was included in “Item 1A. Risk Factors” of the company’s 2013 Form 10-K filing.
The company recognizes the need to continue to monitor the materiality of hydraulic fracturing operations using both quantitative and qualitative factors. If the company’s hydraulic fracturing operations expand and become material, or the company’s risk assessment changes materially, the company will include appropriate disclosures in future interim or annual filings.

Mr. H. Roger Schwall	[***] Confidential Treatment Requested
Securities and Exchange Commission	by Chevron Corporation 001-00368
April 24, 2014	pursuant to 17.C.F.R. § 200.83
Page 3
* * *
As also requested in your letter dated April 11, 2014, we acknowledge the following:

•	The company is responsible for the adequacy and accuracy of all disclosures in its filings.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States of America.

Very truly yours,
/s/ Matthew J. Foehr

Cc: Mr. Terry M. Kee (Pillsbury Winthrop Shaw Pittman)